200 Clarendon Street 27th Floor Boston, MA 02116-5021 +1 617 728 7100 Main +1 617 426 6567 Fax www.dechert.com
CHELSEA M. CHILDS chelsea.childs@dechert.com +1 617 728 7128 Direct +617 275 8419 Fax

June 29, 2012

Kimberly Browning, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Prospectus and Statement of Additional Information (“SAI”) Contained in Post Effective Amendment No. 171 to the Registration Statement of Russell Investment Company Filed on April 11, 2012

Dear Ms. Browning:

Pursuant to your request, this letter responds to certain comments you provided to Michelle Peters in a telephonic discussion on June 15, 2012 regarding the Prospectus and SAI contained in Post-Effective Amendment No. 171 to the Registration Statement for Russell Investment Company (the “Trust” or the “Registrant”) filed with the Securities and Exchange Commission (the “Commission”) on April 11, 2012. Summaries of the comments, and the Registrant’s responses thereto, are provided below.

Responses to Comments

Capitalized terms have the same meaning as defined in the Prospectus and SAI unless otherwise indicated.

1.	Comment:	Please file the Tandy representations via EDGAR correspondence in regard to this post effective amendment.

	Response:	The requested representations will be made.

2.	Comment:	Please move the cross-reference in the last sentence of the second paragraph of the “Fees and Expenses of the Fund” section (“Please see the Expense Notes section of the Fund’s Prospectus . . . .”) and incorporate it into the preceding sentence in accordance with Form N-1A (the “Form”).

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Response:	Registrant respectfully declines to relocate the cross-reference to the preceding sentence as that sentence specifically addresses sales charge discounts, which are discussed in more detail in the “Front-End Sales Charges” and “More About Deferred Sales Charges” sections, and adding a reference to the “Expense Notes” section may be confusing to potential and current investors. While Registrant recognizes that the Instructions to the Form do not require such references, it believes that the additional disclosure in the statutory prospectus provides shareholders with important information regarding the fees and expenses of the
Fund, and that omitting such references may suggest to shareholders that all information relating to the Fund is contained in the summary.

3.	Comment:	In the “Shareholder Fees” table for the Fund, please revise the “Maximum Deferred Sales Charge (Load)” line item to include the information contained in the footnote.

	Response:	Registrant respectfully declines to relocate the information contained in the footnote to the “Maximum Deferred Sales Charge (Load)” line item. Instruction 2(a)(i) to Item 3 permits Registrant to include, in a footnote to the “Maximum Deferred Sales Charge (Load)” line item, a narrative explanation of the sales charge. Registrant believes that its placement of the information in a footnote is consistent with this instruction and also believes that such placement facilitates an investor’s understanding of the “Shareholder Fees” table.

4.	Comment:	Please confirm whether a separate line item in the “Annual Fund Operating Expenses” table for “Acquired Fund Fees and Expenses” is appropriate.

	Response:	In response to this comment, Registrant has deleted the “Acquired Fund Fees and Expenses” line item.

5.	Comment:	Please explain why the 12b-1 fees listed for Class E and Class S Shares are “0%” rather than “None.” If this means that there is currently a 12b-1 plan in place that is not implemented, please disclose this information.

	Response:	Registrant confirms that the Fund has adopted a 12b-1 plan with respect to its Class A and Class C Shares and that amounts to be paid pursuant to the plan are listed in the “Annual Fund Operating Expenses” table. The Fund has not adopted a 12b-1 plan with respect to its Class E and Class S Shares. In an effort to maintain consistent disclosure across Registrant’s registration statements, Registrant respectfully declines to change the 12b-1 fees listed for Class E and Class S Shares from “0%” to “None” at this time. Registrant will, however, consider changing “0%” to “None” in its annual update filings.

6.	Comment:	The term “direct fund-level expenses” in the footnote to the “Annual Fund Operating Expenses” table is potentially confusing, given that this term excludes certain operating expenses. Please consider using different terminology.

Response:

In response to this comment, Registrant has revised the footnote to include an explanatory parenthetical as follows:

Until February 28, 2014, RIMCo has contractually agreed to waive up to the full amount of its 0.75% advisory fee and then to reimburse the Fund for other direct Fund-level expenses, excluding dividend and interest expenses on short sales and extraordinary expenses, to the extent such direct Fund-level expenses exceed 0.67% of the average daily net assets of the Fund on an annual basis. This waiver and reimbursement may not be terminated during the relevant period except with Board approval. Direct Fund-level expenses do not include 12b-1 fees, shareholder services fees, transfer agency fees or the expenses of other investment companies in which the Fund invests which are borne indirectly by the Fund.

7.	Comment:	Please conform the introductory text to the Example to the language contained in Item 3 of the Form.

	Response:	Instruction 1(b) to Item 3 of the Form permits Registrant to modify the narrative explanations provided in the Form if the explanation contains comparable information. Accordingly, Registrant respectfully declines to revise the introductory text to the Example, as it believes the current introduction contains comparable information and is necessary to understand the presentation of the information.

8.	Comment:	Please confirm that any strategy or risk listed in Item 9 has also been sufficiently and accurately summarized in Item 4, and vice versa, or revise accordingly. For example, “Leveraging Risk” appears in Item 9 as a principal risk, but no corresponding risk is disclosed in Item 4.

	Response:	The Registrant confirms that any principal strategy or principal risk listed in Item 9 has also been sufficiently and accurately summarized in Item 4, and vice versa. Specifically, Registrant notes that “Leveraging Risk,” has been added to the “Principal Risks of Investing in the Fund” section in Item 4.

9.	Comment:	The first sentence of the “Principal Investment Strategies” section states that “The Fund invests principally in common stocks of large and medium capitalization U.S. companies.” This section also states that “[t]he Fund has a non-fundamental policy to invest, under normal circumstances, at least 80% of the value of its net assets plus borrowings for investment purposes in equity securities economically tied to the U.S.” Please revise the disclosure to list all equity securities, including common stocks, in which the Fund will invest as part of its principal strategy.

	Response:	Registrant confirms that common stocks of large and medium capitalization U.S. companies are the only equity securities in which the Fund will invest as part of its principal strategy. The Fund has adopted an 80% policy regarding investment in equity securities in accordance with Rule 35d-1 under the Investment Company Act of 1940 (the “1940 Act”). Stocks of
large and medium capitalization U.S. companies count towards the Fund’s 80% policy, as do non-principal investments in “preferred stock and equity-equivalent securities or instruments whose values are based on common stocks, such as convertible securities, rights, warrants or options (stock or index), futures contracts (stock or index) and index swaps,” as listed in the
Fund’s Item 9(b) disclosure. Accordingly, Registrant believes that its disclosure is sufficient and clear for potential and existing investors and no changes have been made in response to this comment.

10.	Comment:

Please avoid the use of open-ended terms and phrases. Examples of such open-ended terms and phrases include:

a.      The Fund discloses in its “Principal Investment Strategies” section that it “usually, but not always” pursues certain strategies with respect to being fully invested. Please explain what “usually, but not always” means in plain English.

b.      The Fund discloses in its “Principal Investment Strategies” section that it invests in “derivatives, which typically include . . . .” Please list the specific types of derivatives in which the Fund invests.

c.      The Fund’s “Principal Investment Strategies” section uses the phrase “or through the use of various instruments.” Please remove this phrase and provide a complete list of the specific instruments.

Response:

Registrant has reviewed the documents for the use of open-ended terms and phrases. Registrant believes that the disclosure is sufficiently detailed to provide adequate and useful information to both potential and current investors. In addition, with respect to each specific example noted above, please see below.

a. Registrant believes that the phrase “usually, but not always” clearly and accurately reflects the Fund’s policy regarding being fully invested. The Fund will usually be fully invested, but the Fund may not be fully invested in the limited circumstances that a portfolio manager believes it is not practical or beneficial for the Fund. Accordingly, no changes have been made in response to this comment.

b.      Registrant notes that the “Principal Investment Strategies” section for the Fund enumerates the derivatives in which the Fund principally invests. While the Fund may non-principally invest in other types of derivative instruments, the universe of derivative instruments is subject to change and it is not practical to provide an exhaustive list of such non-principal derivative instruments. Accordingly, no changes have been made in response to this comment.

c.      Registrant notes that the phrase “or through the use of various instruments” is followed by a list of examples of such instruments. In addition, this paragraph directs investors to the “Investment Objective and Investment Strategies” section, which provides further information. Accordingly, no changes have been made in response to this comment.

11.	Comment:	The “Principal Investment Strategies of the Fund” section discloses that “RIMCo may seek to manage risk in the Fund’s investment portfolio by increasing cash reserves, not being fully invested, buying and selling portfolio securities, or through the use of various instruments, including futures, options, swaps, and short-term investments.” Please provide a plain English description of what this means. Please also disclose the specific reasons for which the Fund will invest in derivatives. In particular, please disclose whether the Fund will invest in derivatives for speculative purposes and, if so, include the attendant risks of such investments.

	Response:	In response to this comment, Registrant has revised the disclosure as follows:

Assets not allocated to money managers include the Fund’s liquidity reserves and assets which may be managed directly by RIMCo to modify the Fund’s portfolio characteristics as a means to manage the Fund’s risk factor exposures.

In addition, Registrant confirms that the Fund will invest in derivatives to manage risk and/or to equitize cash, and not for speculative purposes.

12.	Comment:	Please delete any cross-references that appear pre-Item 8 unless required by the Form.

	Response:	Registrant respectfully declines to delete cross-references to the more fulsome disclosure in the statutory prospectus. While the Instructions to the Form do not require such references, Registrant believes that the additional disclosure in the statutory prospectus provides shareholders with important information regarding the Fund, and that omitting such references may suggest to shareholders that all information relating to the Fund is contained in the summary.

13.	Comment:	Please include “Common Stock Risk” as a principal risk in the Fund’s Risk/Return Summary section, given that the “Principal Investment Strategies of the Fund” section describes investing in common stocks as a principal strategy.

	Response:	Registrant respectfully declines to include “Common Stock Risk” in the Fund’s Risk/Return Summary section, as it believes that the risks of investing in common stocks are sufficiently and accurately summarized in the current “Equity Securities” risk factor.

14.	Comment:	With respect to “Counterparty Risk,” please disclose the maximum percentage of assets in which the Fund may invest with any single counterparty.

Response:	The Fund has no restrictions on the amount that it may invest with any single counterparty, except as mandated by the 1940 Act and interpretations thereof. Therefore, no disclosure has been added in response to this comment.

15.	Comment:	If the Fund will engage in over-the-counter derivatives trading as a principal investment strategy, please disclose this in the Prospectus, along with the risks of these transactions.

	Response:	Registrant confirms that the Fund will not engage in over-the-counter derivatives trading as a principal investment strategy, although such instruments may be used in connection with the Fund’s principal investment strategies to manage risk and be fully invested. Registrant believes that the current “Derivatives (Futures Contracts, Options, Forwards and Swaps)” and “Counterparty Risk” disclosure adequately describes the risks of over-the-counter derivatives trading. Accordingly, no changes have been made in response to this comment.

16.	Comment:	If investors may purchase and redeem shares directly from the Fund, the “How to Redeem Shares” portion of the Risk/Return Summary section of the Prospectus should include the Fund’s definition of “proper form.”

	Response:	Registrant confirms that, with the exception of Russell Investments employees who may purchase and redeem Shares directly from the Fund, Shares are only available for purchase and redemption through financial intermediaries. Accordingly, Registrant respectfully declines to include the requested additional disclosure.

17.	Comment:	With respect to redemptions in-kind, as described in the “Other Information About Share Transactions” section, the Fund discloses that “[i]lliquid securities may not be able to be sold quickly or at a price that reflects full value, which could cause you to realize losses on the security if the security is sold at a price lower than that at which it had been valued.” Please also disclose the possibility that illiquid securities may not be able to be sold at all.

Response:

In response to this comment, Registrant has revised this sentence as follows:

Illiquid securities may not be able to be sold quickly or at a price that reflects full value, or there may not be a market for such securities. This could cause you to realize losses on the security if the security is sold at a price lower than that at which it had been valued.

18.	Comment:	The “Investment Objective and Investment Strategies” section discloses that “[u]nless otherwise stated, all percentage and credit quality limitations on Fund investments listed in this Prospectus apply at the time of investment.” Please confirm whether this language is appropriate, given that the Fund is an equity fund.

	Response:	Registrant has reviewed the section and believes that the current disclosure is appropriate. Accordingly, no changes have been made in response to this comment.

19.	Comment:	Please consider including sub-headings to distinguish the principal and non-principal investment risks in the “Risks” section of the Prospectus.

	Response:	Registrant respectfully declines to make this change. Registrant believes that the “Principal Risks” and “Non-Principal Risks” columns of the table in the “Risks” section of the Prospectus clearly present the principal and non-principal risks of the Fund and provide sufficient information for both potential and existing investors.

20.	Comment:	Please confirm that all non-principal investment strategies and risks are disclosed in the
SAI. Moreover, to the extent that principal investment strategies and risks are disclosed in the SAI, please confirm that all principal investment strategies and risks are also disclosed in the Prospectus or revise accordingly. To the extent that principal risks and strategies are disclosed in the SAI, please ensure they are clearly distinguished and identified as such
(e.g., through the use of headings, etc.).

	Response:	Registrant confirms that all non-principal investment strategies and risks are disclosed in the SAI. Registrant further confirms that all principal risks disclosed in the SAI are also disclosed in the Prospectus. Finally, Registrant confirms that the principal and non-principal risks are appropriately distinguished from one another.

21.	Comment:	Please confirm whether the Fund may invest in reverse repurchase agreements. If the Fund is permitted to invest in reverse repurchase agreements, please disclose that fact in the SAI, along with the percentage of total assets that may be invested in reverse repurchase agreements. In addition, if the Fund will engage in reverse repurchase agreements, please consider revising the sentence “[t]he Fund may not borrow money for purposes of leveraging or investment” from the “Investment Restrictions, Policies and Certain Investments” section to account for investments in reverse repurchase agreements.

	Response:	The Fund will not invest in reverse repurchase agreements. Accordingly, no changes have been made in response to this comment.

22.	Comment:	The “Investment Restrictions, Policies and Certain Investments” section of the SAI states that the Fund may not “[p]urchase securities if, as a result of such purchase, the Fund’s investments would be concentrated, within the meaning of the 1940 Act, in securities of issuers in a particular industry or group of industries.” Please clarify this definition of “concentrated,” as this is not a defined term within the 1940 Act.

Response:

In response to this comment, language included in the “Investment Restrictions, Policies and Certain Investments” section has been revised as follows:

With regard to investment restriction 1, above, concentration within the meaning of the 1940 Act refers to the position of the staff of the SEC that a fund is concentrated if it invests 25% or more of the value of its total assets in any one industry or group of industries.

23.	Comment:	Please clarify in the “Investment Restrictions, Policies and Certain Investments” section of the SAI that the Fund will not invest more than 25% of its assets in funds that concentrate in securities of issuers in a particular industry or group of industries, thereby circumventing the concentration restriction.

	Response:	Registrant confirms that the Fund will not attempt to indirectly circumvent the concentration restriction by investing in funds that are concentrated in a particular industry or group of industries, though the Fund is not prohibited from investing in such funds.

24.	Comment:	With respect to Investment Restriction 7 in the “Investment Restrictions, Policies and Certain Investments” section, the Fund discloses that it may not “[i]ssue securities senior to the Fund’s presently authorized shares of beneficial interest . . . .” Please explain supplementally what securities are presently authorized and, if only common stock is authorized, please consider whether this restriction makes sense.

	Response:	Registrant notes that the only securities presently authorized are common shares of beneficial interest in the Trust. Investment Restriction 7 is intended to reflect the prohibition on the issuance of senior securities included in the 1940 Act.

25.	Comment:	With respect to those investments to which Investment Restriction 1 in the “Investment Restrictions, Policies and Certain Investments” section does not apply, please clearly disclose that privately-issued mortgage-backed securities, as opposed to securities issued or guaranteed by the U.S. government, are subject to this restriction.

Response:

In response to this comment, the following sentence has been added to this disclosure:

Privately-issued mortgage-backed securities are, however, subject to the Fund’s industry concentration restrictions.

26.	Comment:	With respect to Investment Restriction 4 in the “Investment Restrictions, Policies and Certain Investments” section, please consider revising the language that “this restriction applies constantly” in order to allow the Fund to avail itself of the three-day window for coming back into compliance with borrowing restrictions permitted under the 1940 Act.

	Response:	Registrant has reviewed this disclosure and believes that the current language clearly expresses that Investment Restriction 4 applies on an ongoing basis and does not limit the Fund’s ability to avail itself of the three-day window. Accordingly, no changes have been made in response to this comment.

Please call me at (617) 728-7128 or John V. O’Hanlon at (617) 728-7111 if you have any questions.

Sincerely,

/s/ Chelsea M. Childs
Chelsea M. Childs

cc:	John V. O’Hanlon

Mary Beth Rhoden